UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                               AST Research, Inc.
              ----------------------------------------------------
                                 Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   001 907 104
              ----------------------------------------------------
                                 (CUSIP Number)

                   Mark C. Hill, Vice President and Secretary
                                Tandy Corporation
                       100 Throckmorton Street, Suite 1900
                             Fort Worth, Texas 76102
                                  817) 390-3924
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                August 14, 1997
              ----------------------------------------------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

                                  (1)

                                  SCHEDULE 13D

CUSIP NO. 001 907 104                                     Page 2
of 3 Pages
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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      TANDY CORPORATION, 75-1047710
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[  ]
                                                             (b)[  ]
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3 SEC USE ONLY

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4 SOURCE OF FUNDS
                                                OO
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(E)
                                               [ ]
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6 CITIZENSHIP OR PLACE OF ORGANIZATION

                                             DELAWARE
-----------------------------------------------------------------------
               7 SOLE VOTING POWER
NUMBER OF                                   NONE*
SHARES
               --------------------------------------------------------
OWNED BY       8 SHARED VOTING POWER
EACH                                           NONE
REPORTING
               --------------------------------------------------------
PERSON         9 SOLE DISPOSITIVE POWER
WITH                                        NONE*

               --------------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                                                 NONE
-----------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              NONE*
-----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [  ]
-----------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0% (all outstanding common stock)*
-----------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                                                   CO
-----------------------------------------------------------------------

* Giving effect to the disposition described in Item 4 herein.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D, dated July 11, 1996, (the "Statement") filed with the Securities and Exchange Commission (the "SEC") by Tandy Corporation, a Delaware corporation with respect to the Common Stock of AST Research, Inc. a Delaware corporation ("AST"). Unless otherwise defined herein all capitalized terms shall have the meanings ascribed to them in the Statement.
                                  (2)

                                  SCHEDULE 13D

CUSIP NO. 001 907 104                                     Page 3
of 3 Pages

Item 4 is hereby amended as follows:

Item 4. Purpose of Transaction

        Pursuant to an Agreement for Purchase and Sale of Assets dated as of June 30, 1993 between and among AST and Tandy Corporation, TE Electronics, Inc. and GRID Systems Corporation (the "Agreement for Purchase and Sale of Assets"), on July 11, 1996 AST issued to Tandy Corporation 4,498,594 shares of AST common stock, par value $.01 per share ("Common Stock"). The Common Stock was issued to Tandy Corporation by AST as partial payment of its obligations under a Promissory Note dated July 12, 1992 delivered by AST to Tandy Corporation under the Agreement for Purchase and Sale of Assets.

     On April 21, 1997 Samsung Electronics Co., Ltd. ("Purchaser") announced its "Offer to Purchase For Cash All Outstanding Shares of Common Stock of AST at $5.40 Net Per Share of Common Stock". Pursuant to this offer, Tandy Corporation tendered 4,413,594 shares of Common Stock of AST. This cash tender offer and related withdrawal rights expired at 5:00 p.m., New York City time, August 8, 1997 and on August 14, 1997 the Purchaser paid Tandy Corporation an aggregate of $23,833,407.60, for 4,413,594 shares of Common Stock of AST tendered by Tandy Corporation. As a result of this tender and purchase Tandy Corporation holds no shares of Common Stock of AST.

Item 5 is hereby amended as follows:

Item 5. Interest in Securities of the Issuer

        (a)    Aggregate Number and Percent of Class of Securities:
               NONE**
        (b)    Sole Voting and Dispositive Power:
               NONE**
        (c)    Transactions in Common Stock During the Past Sixty Days:
               See Response to Item 4

        (e)    Date on Which Person Ceased to Own Securities:
               August 14, 1997

** Giving effect to the disposition described in Item 4 herein.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 15, 1997          /s/Dwain H. Hughes
                         _____________________________________________
                         Dwain H. Hughes
                         Senior Vice President and Chief Financial Officer

                                  (3)